PENNTEX MIDSTREAM PARTNERS, LP

11931 Wickchester Ln., Suite 300

Houston, TX 77043

November 7, 2014

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Mara L. Ransom
Division of Corporation Finance

Re:	PennTex Midstream Partners LP
Registration Statement on Form S-1
Filed September 30, 2014
File No. 333-199020

Ladies and Gentlemen:

This letter sets forth the responses of PennTex Midstream Partners, LP (the “Partnership,” “we,” “our” and “us”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated November 3, 2014 (the “Comment Letter”) with respect to Amendment No. 1 to Registration Statement on Form S-1 filed by the Partnership on October 27, 2014 (the “Registration Statement”). Concurrently with the submission of this letter, the Partnership has filed through EDGAR Amendment No. 2 to the Registration Statement with the Commission.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment.

Dilution, page 51

1.	Footnote (2) to the dilution table states that the pro forma net tangible book value per common unit gives effect to the use of proceeds. Since the application of the proceeds includes a cash distribution to PennTex JV in satisfaction of PennTex’s right to a reimbursement of capital expenditures PennTex JV incurred with respect to the assets to be contributed to the partnership, the impact of the distribution on net tangible book value per common unit before the offering should be segregated from the increase in net tangible book value per common unit attributable to purchasers in the offering. Please revise the table to present a separate line for each item impacting the change in pro forma net tangible book value per common unit after the offering.

Response: The Partnership acknowledges the Staff’s comment and has revised page 51 of the Registration Statement to address the Staff’s comment.

2.

Reference is made to footnote (2) in the table setting forth the number of units to be held and the total consideration contributed by PennTex JV and by the purchasers of the common units in the offering. Consistent with the above comment, please disclose that the total consideration contributed by PennTex JV is net of the cash distribution to PennTex JV in satisfaction of

PennTex’s right to a reimbursement of capital expenditures PennTex JV incurred with respect to the assets to be contributed to the partnership.

Response: The Partnership acknowledges the Staff’s comment and has revised page 51 of the Registration Statement to address the Staff’s comment.

*     *     *     *

In connection with the above responses to the Staff’s comments, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel, Ryan J. Maierson, at Latham & Watkins LLP, at (713) 546-7420.

Very truly yours, PennTex Midstream Partners, LP

By:	PennTex Midstream GP, LLC, its general partner

By:	/s/ Steven R. Jones
Steven R. Jones
Chief Financial Officer

Cc:	Stephen M. Moore
PennTex Midstream Partners, LP

Ryan J. Maierson
Latham & Watkins LLP

Douglas E. McWilliams
Vinson & Elkins L.L.P.

D. Alan Beck
Vinson & Elkins L.L.P.